EXHIBIT 99

MASTER SOFTWARE SUPPLY AND CA SERVICES AGREEMENT

This Master Supply and CA Services Agreement (“Agreement”) is made between:

Entrust Limited	Aerostrong Technology Co., Ltd., a subsidiary of China Spacesat Technology Limited
1000 Innovation Drive	6/F, China Aerospace Tower, 16 Fucheng Road, Haidian
Ottawa, Ontario, K2K 3E7	Beijing, China
Canada
(“Entrust”)	(“AEROSTRONG or Customer”)

RECITALS

A.	Entrust is a leading provider of digital network security solutions; and

B.	AEROSTRONG desires to implement Entrust technology as a means of enhancing and securing its DVB-S network for the provision of value added data services to its subscribers; and

C.	The license rights granted pursuant to this Agreement permit AEROSTRONG to operate and distribute Entrust Software to its subscribers in conjunction with the distribution of its own [digital television access devices] and value added services to such subscribers; and

D.	The parties have agreed that each subscriber of AEROSTRONG shall execute an agreement (“CA Services Subscription Agreement”) with AEROSTRONG which shall permit each subscriber to use the Entrust Software in conjunction with AEROSTRONG [digital television access devices/data services] upon payment of an annual subscription fee to AEROSTRONG (“CA Services Subscription Fee”); and

E.	The parties have further agreed that AEROSTRONG shall pay to Entrust a proportion of the CA Services Subscription Fee received by AEROSTRONG (the “Entrust Royalty”) in consideration of the license rights granted herein and purchase the Entrust Software as set forth in this Agreement and the attached Schedules; and

F.	In this respect AEROSTRONG agrees to make an irrevocable commitment to sign CA Services Subscription Agreements for the supply of its value added services to a guaranteed minimum number of subscribers during the term of the Agreement and to pay the applicable Entrust Royalties in respect of such guaranteed minimum number of subscribers in any event as prescribed and more fully set forth in Schedule A; and

G.	AEROSTRONG acknowledges that prior to the distribution of any Entrust Software to its subscribers in conjunction with the distribution of its own value added services it shall be required to i) submit the Initial Order for Entrust Software to Entrust as set forth in Schedule A to this Agreement and that the activation of the licenses set forth in this Agreement is conditional upon submission of the Initial Order to Entrust and ii) notify Entrust that it has purchased an Entrust supported Hardware platform to run the Software; and

H.	Furthermore, AEROSTRONG also acknowledges that where it requires Entrust assistance to implement, architect or otherwise engineer Entrust Software within its overall service offering such assistance shall be provided by Entrust Professional Services employees on a chargeable basis and subject to the execution of an agreed Statement of Work confirming the scope and cost of the engagement.

This Agreement shall be effective upon the signing on June 22, 2004 and the next board meeting approval (“Effective Date”). Entrust and Customer agree that the Recitals and the following terms and conditions will apply to the licenses and services provided under this Agreement and Schedules attached hereto.

1. Definitions

(a) “Affiliate” of a party means any corporation or other entity that a party directly or indirectly controls, is controlled by, or is under common control with. In this context, a party “controls” a corporation or other entity if it owns fifty percent (50%) or more of the voting rights for the board of directors or other mechanism of control for the corporation or other entity. For the avoidance of doubt, Entrust Limited is an Affiliate of Entrust, Inc.

(b) “Application” means a single software product from a single vendor (either an Entrust product or a third-party product) used by an individual or device which performs a single function such as word processing or electronic mail. For greater certainty, a utility or multi-function program shall be considered to consist of multiple Applications.

(c) “CA Services” means those services described in Schedule C, (Section 2) which Customer may provide to CA Services Subscribers and CA Services Subscriber Users.

(d) “CA Services Subscription Agreement” means a written agreement between Customer and a CA Services Subscriber to provide CA Services.

(e) “CA Services Software” means the software listed in Schedule C, (Section 3).

(f) CA Services Subscriber” means an Individual meeting the requirements of Schedule C, (Section 1) which entity must have entered into a CA Services Subscription Agreement with Customer. Such entity shall be a CA Service Subscriber only for so long as such entity continues to contract for and receive CA Services.

(g) “CA Services Subscriber User” in respect of a CA Service Subscriber (i) that is not a government or government entity, means a customer, supplier, or other such entity communicating with the CA Services

Subscriber in regard to the business of the CA Services Subscriber, (ii) that is a government or government entity, means any employees within the government or government entity, unless Entrust agrees otherwise in writing.

(h) “Certificate License” means a right to use a digital certificate issued by Enterprise using the Entrust Authority Security Manager software (or any connector add-on to the Entrust Authority Security Manager software). The maximum number of digital certificates issued by the Entrust Authority Security Manager software for each type of digital certificate is set by a Licensing String.

(i) “Certification Authority” means an entity or organization that (i) creates and signs digital certificates that contain among other things a subject’s public key and other information that is intended to identify the subject, (ii) makes digital certificates available to facilitate verification of and communication with subjects named in such digital certificate, and (iii) creates and digitally signs certificate revocation lists and/or other forms of revocation information about digital certificates that have been revoked and which should no longer be used or relied upon.

(j) “Channel” means a protocol to support communications between the Entrust GetAccess Mobile Server software and a particular type of client device. For example: a protocol to support communications with a particular class of WAP-enabled phones; a protocol to support communications with a particular class of set-top boxes; or a particular protocol to support communications with a class of personal digital assistants.

(k) “Channel License” means a license to enable the Entrust GetAccess Mobile Server software to accept communications requests from a particular Channel.

(l) “Client Software” means the Software listed under the heading “Client Software” in Schedule A for which the Enterprise has acquired the right to use under this Agreement in machine-readable object code form only and associated documentation.

(m) “Confidential Information” means any business, marketing, technical, scientific or other information disclosed by either party (including their Affiliates) which, at the time of disclosure is designated as confidential (or like designation), is disclosed in circumstances of confidence, or would be understood by the parties (or their Affiliates), exercising reasonable business judgment, to be confidential.

(n) “Enterprise” means, collectively, the Customer and Affiliates of Customer.

(o) “Individual” means any natural person.

(p) “Infrastructure Software” means the Software listed under the heading “Infrastructure Software” in Schedule A for which the Enterprise has acquired the right to use under this Agreement in machine-readable object code form only and associated documentation.

(q) “Initial Order” means the Customer order for Entrust Software set forth at Schedule A.

(r) “Licensing String” means a series of computer-generated characters provided to Customer by Entrust for the purpose of setting the number of Certificate Licenses or User Identities for an item of Infrastructure Software.

(s) “Server CAL” means a license for one (1) instance of one (1) item of server-based application software to interact with the Entrust Verification server software for one (1) Service.

(t) “Service” means any capability of the Entrust Verification server software, such as, for example and without limitation, timestamping or digital signing, for which Entrust licenses and charges separately.

(u) “Software” means the Entrust computer software programs listed in Schedules A and C for which the Enterprise has acquired the right to use under this Agreement in machine-readable object code form only and associated documentation

(v) “Support” means Software maintenance, Upgrade and Upissue services as set forth in Schedule B of this Agreement.

(w) “Territory” means the People’s Republic of China.

(x) “Upgrade” means a subsequent release of existing Software, other than those reasonably designated as new products for which Entrust charges separately, which will generally contain new functionality and enhancements in addition to bug fixes. Upgrade releases will be designated by a change in the digit of the release number to the left of the decimal. e.g. 1.X to 2.Y.

(y) “Upissue” means a subsequent release of existing Software which will generally contain bug-fixes and which will generally not contain major, new functionality. Upissue releases will be designated by a change in the digit of the release number to the right of the decimal. e.g. X.1 to X.2.

(z) “User CAL” means a license for one (1) individual to use one (1) instance of one (1) item of client software to interact with the Entrust GetAccess server software or with the Entrust Verification server software for one (1) Service.

(aa) “User Identity” means an electronic identity utilized by the Entrust Authority Security Manager software for interaction with Client Software. The maximum number of electronic identities recognized by the Entrust Authority Security Manager software is set by a Licensing String.

2. Enterprise and CA Services Licenses

(a) Infrastructure Software Licenses for Enterprise Use. Subject to the terms and conditions of this Agreement, Entrust grants to Enterprise a non-exclusive, non-transferable, internal license to use and copy Infrastructure Software to the extent of the number of copies of Infrastructure Software licensed to Enterprise and to the extent of the number of User Identities and Certificate Licenses set by the Licensing String(s) delivered to Enterprise with or for that copy of Infrastructure Software for internal communications within the Enterprise and for communications between Enterprise and third parties concerning Enterprise business other than CA Services (“Enterprise Use”). If the number of permitted User Identities or Certificate Licenses for a copy of Infrastructure Software is not controlled using a Licensing String, Enterprise shall use such copy of Infrastructure Software to the extent of the number of User Identities and Certificate Licenses permitted for use with such copy of Infrastructure Software pursuant to this Agreement. Enterprise may only use Licensing Strings provided by Entrust and only in conjunction with the copy of Infrastructure Software for which it was delivered. Enterprise may not copy or alter a Licensing String. If Customer licenses the Entrust GetAccess software, Entrust hereby grants to Enterprise a non-exclusive, non-transferable license to use the Entrust GetAccess software limited to the number of User CALs acquired pursuant to this Agreement. If Customer licenses the Entrust GetAccess Mobile Server software, Entrust grants to Enterprise a non-exclusive, non-transferable license for internal use of the number of copies of the Entrust GetAccess Mobile Server software on the number of CPUs and for the number of Channel Licenses licensed hereunder. If the number of copies, CPUs, and/or the number of Channel Licenses is not specified, the number of copies shall be one (1), the number of CPUs shall be one (1), and the number of Channel Licenses shall be one (1).

(b) Client Software Licenses and Distribution Right for Enterprise Use. Subject to the terms and conditions of this Agreement, Entrust grants to the Enterprise accepts a non-exclusive, non-transferable license to use and copy the number copies of Client Software licensed herein solely for Enterprise Use. Enterprise may distribute Client Software to third parties, provided, however, that: (i) the Client Software is provided to a third-party solely for Enterprise Use; (ii) Entrust is identified as the source of the Client Software; and (iii) the Client Software is licensed to third parties pursuant to the terms and conditions of the shrink wrap license agreement embedded in or included with the Client Software. Each copy of Client Software provided to a third-party pursuant to this distribution right shall count as a copy of Client Software granted or licensed to Enterprise herein. The maximum number of copies of Client Software for distribution by Enterprise for Enterprise Use is limited to those copies acquired by Enterprise under this Agreement for such use.

(c) Certificate Licenses, User Identities and Distribution Right for Enterprise Use. Subject to the terms and conditions of this Agreement, Entrust grants to Enterprise a non-exclusive, non-transferable license to use the number of Certificate Licenses and User Identities licensed herein to Enterprise for Enterprise Use. A User Identity or Certificate License may not be assigned to more than one user, server or network node. Enterprise shall not use a User Identity or Certificate License with or on a wireless telephone, personal digital assistant, paging device, or other similar mobile device unless a license fee has been paid that specifically entitles Enterprise to use a User Identity or Certificate License on such wireless device(s). Once a Certificate License has been issued it may not be altered or re-deployed, however, a User Identity may be re-deployed. Customer may license and distribute Certificate Licenses and User Identities to third parties solely for Enterprise Use. The maximum number of User Identities and Certificate Licenses for licensing and distribution by Customer for Enterprise Use is limited to those acquired by Customer under this Agreement for such use. The User Identities and Certificates Licenses licensed or distributed to third parties shall not contain any trademarks, tradenames, logos or any other designations of Entrust. All User Identities and Certificate Licenses distributed for Enterprise Use must be issued by Enterprise. Certificate Licenses must be time limited. A Certificate License which expires may not be renewed, instead, a new Certificate License must be issued. Each User Identity or Certificate License used or distributed shall count as one (1) User Identity or one (1) Certificate License granted or licensed herein.

(d) Infrastructure Software Licenses for CA Services. Subject to the terms and conditions of this Agreement, Entrust grants to Customer a non-exclusive, non-transferable, internal license to use and copy the Infrastructure Software to the extent of the number of copies of Infrastructure Software licensed to Customer and to the extent of the number of User Identities and Certificate Licenses set by the Licensing String(s) delivered to Customer with or for that copy of Infrastructure Software to provide CA Services to CA Services Subscribers and CA Services Subscriber Users. If the number of permitted User Identities or Certificate Licenses for a copy of Infrastructure Software is not controlled using a Licensing String, Customer shall use such copy of Infrastructure Software to the extent of the number of User Identities and Certificate Licenses permitted for use with such copy of Infrastructure Software pursuant to this Agreement. The maximum number of copies of Infrastructure Software for use by Customer for the provision of CA Services is limited to those acquired by Customer pursuant to this Agreement for such use. Customer shall only use Licensing Strings provided by Entrust and only in conjunction with the copy of Infrastructure Software for which such Licensing Strings were delivered. Customer shall not copy or alter a Licensing String and may not provide the Infrastructure Software to any CA Services Subscribers or any CA Services Subscriber Users.

(e) Right to Distribute CA Services Software for CA Services. Subject to the terms and conditions of this Agreement, Entrust grants to Customer a non-exclusive, non-transferable license to distribute CA Services Software to (i) CA Services Subscribers solely for use with the CA Services provided by Customer to such CA Services Subscribers, (ii) CA Services Subscriber Users solely for use with the CA Services provided by Customer to such CA Services Subscriber Users, and (iii) CA Services Subscribers for re-distribution by such CA Services Subscribers to CA Services Subscriber Users solely for use with the CA Services provided by Customer to such CA Services Subscriber Users. Such distribution rights are granted to Customer and CA Services Subscribers provided that; (i) Entrust is identified as the source of the CA Services Software, (ii) the CA Services Software is licensed to CA Services Subscribers and CA Services Subscriber Users pursuant to the terms and conditions of the shrink wrap license agreement embedded in or included with the CA Services Software and such license agreement is acknowledged by CA Services Subscribers and CA Services Subscriber Users. Customer shall give notice to CA Services Subscribers, prior to delivery, that the CA Services Software is for use only in conjunction with the CA Services. The maximum number of copies of CA Services Software for distribution by Customer for CA Services is limited to those acquired by Customer under this Agreement for such use. In the case of CA Services Software that is subject to a Restricted Use License (as described in Section 2(i)), Customer shall give notice of such restriction, prior to delivery, to each (i) CA Services Subscriber, and (ii) CA Services Subscriber User, of the applicable restrictions. Each copy of CA Services Software distributed by Customer to (i) a CA Services Subscriber, or (ii) a CA Services Subscriber User, shall count as one (1) copy of CA Services Software licensed hereunder. Each copy of CA Services Software distributed to a CA Services Subscriber for further re-distribution to a CA Services Subscriber User shall count as one (1) copy of CA Services Software licensed hereunder.

(f) Right to Distribute Certificate Licenses and User Identities for CA Services. Subject to the terms and conditions of this Agreement, Entrust grants to Customer a non-exclusive, non-transferable license to license and distribute Certificate Licenses and User Identities to (i) CA Services Subscribers, solely for use with the CA Services provided by Customer to such CA Services Subscribers, (ii) CA Services Subscriber Users, solely for use with the CA Services provided by Customer to such CA Services Subscriber Users, and (iii) CA Services Subscribers for re-distribution by such CA Services Subscribers to CA Services Subscriber Users solely for use with the CA Services provided by Customer to such CA Services Subscriber Users. The maximum number of User Identities and Certificate Licenses for licensing and distribution by Customer for CA Services is limited to those acquired by Customer under this Agreement for such use. Each User Identity or Certificate License distributed by Customer to (i) a CA Services Subscriber, or (ii) a CA Services Subscriber User, shall count as one (1) User Identity or one (1) Certificate License issued hereunder. A User Identity or Certificate License licensed and/or distributed by Customer for CA Services may not be assigned to more than one (1) user, server, or network node. If any User Identity or Certificate License used in the provision of the CA Services is subject to a Restricted Use License (as described in Section 2(i)), Customer shall provide notice of such restriction, prior to delivery, to each CA Services Subscriber and/or CA Services Subscriber User, as the case may be. The User Identities and Certificates licenses licensed and/or distributed to CA Services Subscribers and/or CA Services Subscriber Users shall not contain any trademarks, tradenames, logos, or any other designations of Entrust. Each User Identity or Certificate License deployed to a CA Services Subscriber for further redistribution to a CA Services Subscriber User shall count as one (1) User Identity or one (1) Certificate License issued hereunder. All User Identities and Certificate Licenses to be used for the CA Services must be issued by Customer. Customer shall be entitled to use Certificate Licenses and User Identities as required by a copy of Infrastructure Software to enable the operation of such copy of Infrastructure Software within any Certificate Authorities that Customer is entitled, pursuant to this Agreement, to operate for the provision of CA Services.

(g) Restrictions on Provision of CA Services. In no event shall Customer provide CA Services outside the Territory.

(h) Other Software Licenses. For all Software for which licensing terms are not provided elsewhere in this Section 2, subject to the terms and conditions of this Agreement, Entrust grants to the Enterprise a non-exclusive, non-transferable, internal license (i) to make the number of copies of such Software as licensed herein, and (ii) to use each copy of such Software as set forth in its documentation.

(i) Provisions Covering All Software. Enterprise does not acquire any rights, express or implied, in the Software, other than those rights specified in this Agreement. Enterprise may make an additional copy of each item of Software, but only for archival purposes. Enterprise shall not host, time-share, rent, lease, sell, license, sublicense, assign, distribute or otherwise transfer an item of Software, except as provided in this Agreement. If a third-party hardware or software product is sold or licensed by Entrust as a standalone product, then such hardware or software shall be sold or licensed pursuant to the applicable manufacturer’s shrink wrap agreement which accompanies or is embedded in such third-party hardware or software. Run-time versions of certain third-party software may be embedded in or delivered with the Software (“Ancillary Software”). If a separate license agreement pertaining to the Ancillary Software is included with the Software or on its media, then such separate agreement shall apply to use by Enterprise of the Ancillary Software. Any third-party software included with or embedded in the Software may be used only with the

Software. If Enterprise obtains User Identities under this Agreement that (i) have been bundled together with Client Software or CA Services Software, or (ii) are authorized for use with a specific number of Applications (in the case of a single Application, referred to as a Single Application Bundle (SAB)), such User Identities shall be restricted for use only with the Client Software or CA Services Software with which such User Identities were bundled or with the number of Applications for which such User Identities were authorized (“Restricted Use License”). Enterprise shall not assign more than one (1) individual to use each User CAL or more than one (1) item of server software to each Server CAL than is recognized by the Software. “Concurrent Session” or “CS” (also known as “Concurrent User” or “User”) means the maximum number of concurrent connections to an Informix database at any one instance in time. If a copy of an Informix database is included with the Entrust Authority Security Manager software, the following restrictions shall apply to the use of such Informix database: (i) the Informix database shall only be used to contain information generated and used by the Entrust Authority Security Manager software; (ii) Enterprise shall not configure the Entrust Authority Security Manager software or the Informix database to establish more than twenty (20) Concurrent Sessions with the Informix database; (iii) Enterprise shall not configure the Informix database to use in excess of 2 RISC CPUs or 4 Intel CPUs; and (iv) Enterprise shall configure the “Onconfig” file for the Informix database so that the parallel data query and data partitioning functions are disabled. The twenty (20) Concurrent Session limitation per Informix database shall apply no matter the number of instances of Entrust Authority Security Manager software or certification authorities that are using a given Informix database. For greater certainty, the maximum number of Concurrent Sessions that may be established with any given Informix database shall not exceed twenty (20). Subject to the terms and conditions of this Agreement, Entrust hereby grants to Enterprise a non-exclusive, non-transferable, internal license to use and copy any third-party directory which may accompany the Software to the extent of the number of copies of directory entries licensed to Enterprise. Enterprise may only use Licensing Strings for any such third-party directories that are provided by Entrust and may only use such Licensing Strings in conjunction with the directory for which any such individual Licensing Strings were delivered. Enterprise may not copy or alter a Licensing String. Any third-party directory accompanying the Software shall only be used to contain information generated and used by the Software.

(j) Proprietary Rights Protection. Each permitted copy of all or part of an item of Software must include all copyright notices, restricted rights legends, proprietary markings and the like exactly as they appear on the copy delivered by Entrust to Enterprise. The Software and all modifications, enhancements and derivative works thereof, including all right, title and interest (and all intellectual proprietary rights therein) remain the sole and exclusive property of Entrust and/or its third-party licensors. Enterprise shall not copy, modify, adapt or merge copies of the Software except as provided in this Agreement. Enterprise shall not translate, reverse engineer, de-compile or disassemble the Software except to the extent that law explicitly prohibits this restriction notwithstanding a contractual restriction to the contrary.

3. Support

(a) Support. Subject to the payment of the applicable fees, Entrust shall provide Support to Customer in accordance with the terms and conditions set forth in Schedule B. The fees for Support are set forth in Schedule A. Customer shall provide CA Services Subscribers and CA Services Subscriber Users with support services. Support and associated documentation will be provided in the English language.

4. Price and Payment

(a) Price. The fees and/or Entrust Royalties payable in respect of Software and Support are or shall be set forth in Schedule A. The fees payable in respect of Software and Support are to be mutually agreed and recorded by the parties in Schedule A and in the form of a statement of work for professional services. Unless otherwise stated, all fees/royalties exclude taxes, including any applicable federal, state, provincial, use, value-added and local taxes (excluding taxes based upon Entrust’s net income) and the costs relating to the delivery of the Software. Customer shall pay to Entrust or its agents the amount of any such tax or additional costs.

(b) Payment. Unless otherwise stated in Schedule A, payment of all Software fees/Entrust Royalties that will accrue pursuant to this Agreement in respect of each purchase order must be paid in full in advance. In addition, all Support fees or other service fees due hereunder are payable annually, in advance. If Entrust has in its sole discretion delivered Software to You prior to its receipt of full payment, such payment will be made by the Customer to the invoicing Affiliate of Entrust within thirty (30) days of the date of invoice. Unpaid invoices more than thirty (30) days overdue may be subject to an interest charge of one percent (1%) per month or the maximum rate legally permitted, whichever is less.

5. Orders and Delivery

(a) Customer shall be entitled to order Software, User Identities, Certificate Licenses, directory entries or other products or services pursuant to a purchase order document accepted by Entrust. Such Software, User Identities, Certificate Licenses and directory entries shall be deemed delivered pursuant to terms of this Agreement. A purchase order shall be in writing and identify the Software being ordered, the quantity of User Identities, directory entries or Certificate Licenses required (if applicable) and the shipping and invoicing locations. Upon receipt of a new Licensing String, the Customer shall stop using and destroy the previous Licensing String for the Software. All terms and conditions on a purchase order document shall be of no contractual effect between the parties.

(b) Delivery. Entrust or one of its Affiliates shall deliver Customer’s order, F.O.B. origin, on a compact disc (CD) to a location specified by the Customer or make the Software available for electronic download, within thirty (30) days of receipt of such order, subject to the receipt of all required documentation from Customer including any required export and import permits. Customer expressly acknowledges that the procurement of all import certificates, customs clearance charges and/or licenses and related costs shall be Customer’s responsibility. Thereafter, Customer shall be responsible for and bear all expenses (including taxes) related to making the permitted number of copies and distributing such copies as permitted in this Agreement. Customer will be the importer of record for the Software.

6. Software Warranty

(a) Software Warranty. Entrust warrants that (i) for a period of ninety (90) days from the date of delivery, each item of Software will perform in substantial accordance with the documentation delivered with such Software, and (ii) at the time of delivery, Entrust shall have used commercially reasonable efforts to cause the Software to be free of any known computer virus or harmful, malicious, or hidden program, data, or other computer instructions whose purpose is to disrupt, damage, or interfere with the use of computer and telecommunications software or hardware for their normal purposes.

(b) Exceptions to Warranty. Notwithstanding the foregoing, Entrust shall have no obligation to fix errors in the Software caused by accident, misuse, abuse, improper operation, misapplication, or any other cause external to the Software, or if such repair service would constitute an excluded service pursuant to the Support provisions.

(c) Remedy for Breach of Warranty. Except as specifically stated herein, Entrust’s exclusive liability and the Enterprise’s sole and exclusive remedy for breach of the provisions of this warranty section shall be, at Entrust’s option, to (i) repair or replace the Software which does not meet Entrust’s warranty and which is returned to Entrust, or (ii) take return of the Software and refund the price paid for the Software.

7. Intellectual Property

(a) Intellectual Property Indemnity. Entrust shall defend Customer from any claims by third parties that the Software furnished and used within the scope of this Agreement infringes upon or misappropriates a Canadian, United States or European Union patent, trademark, copyright, trade secret or other proprietary right (a “Claim”), and will pay any damages, settlements, costs, and expenses, including without limitation court costs and reasonable attorney’s fees, finally awarded against Customer by a court or arbitrator in any proceeding related to such Claim, provided, however, that the Customer (i) gives to Entrust prompt written notice of each Claim threatened or received by the Customer, (ii) gives to Entrust the exclusive right to control and direct the investigation, defense and settlement of such Claim, and (iii) has not compromised or settled the Claim.

(b) Mitigation by Entrust. If (i) Entrust becomes aware of an actual or potential Claim, or (ii) Customer provides Entrust with notice of an actual or potential Claim, Entrust may (or in the case of an injunction against Customer, shall), at Entrust’s sole option and expense:

(i)	procure for the Customer the right to continue to use the affected portion of the Software;

(ii)	modify or replace the affected portion of the Software with functionally equivalent or superior software so that Customer’s use is non-infringing; or

(iii)	if (i) or (ii) are not commercially reasonable, take return of the affected portion of the Software and pay to Customer the cost of the affected portion of the Software depreciated over a three (3) year period from the date of acquisition on a straight line basis less any outstanding moneys owed on such affected portion of the Software.

(c) Exceptions to Indemnity. Entrust shall have no liability, and shall be indemnified and held harmless by the Customer against any Claim in respect of any Software if:

(i)	such Software is used by the Enterprise outside the scope or the license granted in this Agreement or in a manner or for a purpose other than that for which it was supplied, as contemplated by Entrust’s documentation;

(ii)	such Software is modified by the Enterprise without the written consent of Entrust;

(iii)	such Software is used by the Enterprise in combination with other software not provided by Entrust and the infringement arises from such combination or the use thereof; or

(iv)	the Claim relates to the use of any version of the Software other than the current, unaltered release, if such Claim would have been avoided by the use of a current unaltered release of the Software.

(d) Limit to Indemnity. The provisions of this article 7 state the sole and exclusive liability of Entrust and the sole and exclusive remedy of Enterprise with respect to any claim of the nature described herein.

8. Limitation of Liability

(a) Either party’s liability

(i)	for death or personal injury caused by its negligence or the negligence of its employees or agents;

(ii)	for breach of any condition as to title or quiet enjoyment implied by statute;

(iii)	for fraudulent misrepresentation;

(iv)	for breach of section 9 (Confidentiality)

(v)	in relation to any other liability which may not by applicable law be excluded or limited is not excluded or limited by this agreement, even if any other term of this agreement would otherwise suggest that this might be the case.

(b) Subject to section 8 (a), Entrust does not accept any liability under or in relation to this agreement or its subject matter (whether such liability arises due to negligence, breach of contract, misrepresentation or for any other reason) for any loss of profits; loss of sales; loss of turnover; loss of or damage to business; loss of or damage to reputation; business interruption; loss of business information, lost savings; loss of contracts; loss of customers; loss of, or loss of use of, any: (i) software; (ii) data; loss of use of any computer or other hardware or plant; wasted management or other staff time; losses or liabilities under or in relation to any other contract; indirect, special or consequential loss of damage; and for the purposes of this clause the term “loss” includes a partial loss or reduction in value as well as a complete or total loss.

(c) Subject to sections 8 (a) and 8 (b), Entrust’s total liability arising from or in connection with this agreement and in relation to anything with which Entrust is concerned, or may have done or not done in connection with this agreement (and whether the liability arises because of breach of contract, negligence or for any other reason) shall be limited as follows:

(i)	for physical damage to tangible property to a total amount of the license fees paid by the Customer in respect of each event;

(ii)	for all other loss or damage, to a total amount of the license fees paid by the Customer in respect of each event;

provided that if more than one event results in substantially the same loss or damage then all such events shall be treated as one.

Customer acknowledges that Entrust’s obligations and liabilities in respect of the Software are exhaustively defined in this Agreement. Customer agrees that the express obligations and warranties made by Entrust in this Agreement are in lieu of and to the exclusion of any warranty, condition, term, undertaking or representation of any kind, express or implied, statutory or otherwise relating to any goods supplied or services performed under or in connection with this Agreement including (without limitation) as to the condition, quality, performance, satisfactory quality or fitness for the purpose of the Software or any part thereof.

9.	Confidentiality

(a) Treatment of Confidential Information. Enterprise acknowledges that the Software (and any information incorporated therein or related thereto) is the Confidential Information of Entrust. Enterprise shall not disclose the results of any benchmark tests of the Software to any third-party without the prior written approval of Entrust. Each party (including its Affiliates) shall retain the Confidential Information of the other party (including its Affiliates) in confidence and shall use and disclose it solely for the purpose of, and in accordance with, this Agreement. Each party (including its Affiliates) shall only disclose Confidential Information of the other party (or any of its Affiliates) to those of its employees with a need to know such Confidential Information. Each party (including its Affiliates) shall use the same degree of care as it uses to protect its own confidential information of a similar nature, but no less than reasonable care, to prevent the unauthorized use or disclosure of the other party’s (or any of its Affiliates) Confidential Information.

Neither party (or any of its Affiliates) shall be bound by any obligations restricting disclosure and use set forth in this Agreement with respect to Confidential Information of the other party (or any of its Affiliates), or any part thereof, which:

(i)	was known to the receiving party (or any of its Affiliates) prior to disclosure;

(ii)	was lawfully in the public domain prior to its disclosure, or becomes publicly available other than through a breach of this Agreement;

(iii)	was disclosed to the receiving party (or any of its Affiliates) by a third-party, provided that such third-party is not in breach of any confidentiality obligation in respect of such information; or

(iv)	is independently developed by the receiving party (or any of its Affiliates).

(b) If the receiving party (or any of its Affiliates) is compelled pursuant to legal, judicial, or administrative proceedings, or otherwise required by law, to disclose Confidential Information of the disclosing party (or any of its Affiliates), the receiving party (or, if applicable, its Affiliates) shall use reasonable efforts to (i) seek confidential treatment for such Confidential Information, and (ii) provide prior notice to the disclosing party (or, if applicable, its Affiliates) to allow the disclosing party (or, if applicable, its Affiliates) to seek protective or other court orders.

10.	Term and Termination

(a) Term. This Agreement shall commence on the Effective Date and shall continue in effect and will remain in force until and unless otherwise terminated in accordance with the terms of Sections 10 (a), 10 (b) or 10 (c) of this Agreement. Notwithstanding the above, Entrust may terminate this Agreement for convenience upon providing six (6) months written notice to Customer at any time after the expiry of sixty (60) months from the Effective Date of this Agreement.

(b) Termination by Entrust. Entrust may terminate this Agreement with notice if the Customer:

(i)	assigns or attempts to assign this Agreement or any of the Customer’s rights hereunder to a third-party other than in accordance with Section 11 (h) of this Agreement;

(ii)	fails to correct a material breach of its obligations to Entrust within thirty (30) days after written notification from Entrust of such material breach;

(iii)	files a bankruptcy petition or has such a petition filed involuntarily against it, becomes insolvent, makes an assignment for the benefit of creditors, consents to the appointment of a trustee, or if bankruptcy reorganization or insolvency proceedings are instituted by or against the Customer.

(iv)	Furthermore, Entrust may terminate this Agreement immediately with notice to the Customer in the event that it is unable at any time during the term of this Agreement to supply Software to Customer due to a lack of or inability to obtain export permits or approvals whether by reason of a change in the prevailing United States or Canadian law/export policy or otherwise. Entrust shall only be entitled to exercise such right to terminate after it has used its best endeavors to obtain appropriate “grandfather” exemptions with regard to Software already exported and delivered to the Customer in the Territory and where the change in law/export policy is more restrictive of exports of Software into the Territory than the law/policy in effect on the Effective Date of this Agreement.

(c) Termination by Customer. Customer may terminate this Agreement with notice if Entrust:

(i)	assigns or attempts to assign this Agreement or any of Entrust’s obligations hereunder to a third-party except in accordance with Section 11(h);

(ii)	fails to correct a material breach of its obligations to Customer within thirty (30) days after written notification from the Customer of such material breach; or

(iii)	files a bankruptcy petition or has such a petition filed voluntarily against it, becomes insolvent, makes an assignment for the benefit of creditors, consents to the appointment of a trustee, or if bankruptcy, reorganization or insolvency proceedings are instituted by or against Entrust.

(d)	Effects of Termination.

(i)	In the event of termination of this Agreement by Entrust pursuant to Section 10 (a) or by Customer pursuant to Section 10 (c) or by Entrust pursuant to Section 10 (b) (iv), Customer’s rights to use or distribute further User Identities, Certificate Licenses or Software pursuant to this Agreement shall terminate however Customer shall be entitled to continue to use the Software licensed prior to the date of termination indefinitely provided that Customer continues to comply with the terms of this Agreement in respect of the use of such Software. In this respect, Customer expressly acknowledges that the obligation to pay the annual Entrust Royalty set forth at Sections 4 (a), 4 (b) and Section 3 of Schedule A shall continue in force and to apply in respect of all CA Services Subscription Agreements executed with CA Services Subscribers prior to the termination of this Agreement.

(ii)	In the event of termination by Entrust pursuant to Section 10 (b) (i), (ii) or (iii) Entrust may depending on the nature of the breach, and at its sole option, elect to either (i) immediately terminate Customer’s rights to use or distribute existing User Identities, Certificate Licenses or Software pursuant to this Agreement and all future rights to use or distribute Software under this Agreement. In such circumstances Customer shall thereafter immediately destroy or return the Software and all copies thereof to Entrust; or (ii) permit Customer to continue to use, copy and distribute User Identities, Certificate Licenses and Software under this Agreement acquired prior to termination for a further period of six (6) months from the date of termination (“Breach Phase Out Period”) subject to Customer continuing to pay all fees and annual Entrust Royalties due to Entrust pursuant to the Agreement during the Breach Phase Out Period. At the end of the Breach Phase Out Period Customer will ensure that all relevant end user agreements it has with CA Service Subscribers are terminated and shall thereafter immediately destroy or return the Software and all copies thereof to Entrust or (iii) permit Customer to continue to exercise all license rights granted pursuant to this Agreement upon payment of a Waiver Payment which shall be determined solely by Entrust but which shall be calculated by reference to the number of subscribers in receipt of Entrust Software and the level of Entrust Royalty payable at the date of breach.

(e) Survival. In addition to this Section and any provisions of this Agreement that by their nature continue, Sections 1, 2(j), 4(a), 4(b), 8, 9 and 11 shall survive any termination or expiration of this Agreement. All payment obligations shall survive any termination or expiration of this Agreement.

11.	General

(a) Audit Rights. Customer shall keep reasonable records relating to (i) the number of copies of Software made, used or distributed by Enterprise; and (ii) the number of User Identities, Certificate Licenses, directory licenses and Concurrent Users issued, used or distributed by Enterprise. A chartered or certified public accountant selected by Entrust may, upon reasonable notice and during normal business hours, but no more often than once a year, inspect the records of the Customer.

(b) Export Restrictions. The Software and related information is subject to export and import restrictions.

Customer shall comply with any laws which may impact Customer’s right to export, import or use the Software or related information (including, without limitation, United States and Canadian export laws). Specifically, Customer shall obtain and maintain all permits, licenses or certificates required by any regulatory body for importation, distribution or use of the Software in the Territory. Customer shall not use the Software or related information for any purposes prohibited by export laws, including, without limitation, nuclear, chemical or biological weapons proliferation. Customer shall be responsible for procuring all required permissions for any subsequent export, import or use of the Software or related information.

(c) Inclusion Of Affiliates. Each party warrants that it has the authority to bind its Affiliates to the provisions of this Agreement. Entrust may use one or more Affiliates to perform its obligations under this Agreement, provided that such use will not affect Entrust’s obligations hereunder. Customer may extend the rights designated for Affiliates under this Agreement to its Affiliates, provided that any such Affiliates agree to comply with the obligations, and otherwise be subject to the terms and conditions, of this Agreement and that Customer shall cause each such Affiliate to comply with the terms and conditions of this Agreement to the full extent as if the Affiliate were a party hereto, and that any act or omission relating to this Agreement (including without limitation a breach hereof) by such Affiliate shall constitute an act or omission of Customer.

(d) Notice. Any notice to be given hereunder shall be given in writing by prepaid receipted mail, facsimile, or overnight courier, and shall be effective as follows (i) in the case of facsimile or courier, on the next business day, and (ii) in the case of receipted mail, five (5) business days following the date of deposit in the mail.

(e) Publicity. Upon execution of this Agreement, the parties will reasonably collaborate in an effort to issue a joint press release or an Entrust-issued press release, including a quote from a suitable representative of Customer, within thirty (30) days from the Effective Date to announce the relationship. Notwithstanding the foregoing, neither party will issue a press announcement related to this Agreement without prior written consent of the other party. The Customer’s public relations contact is: Name:              Telephone number:             .

(f) Force Majeure. Neither party shall be deemed in default hereunder or liable for any loss or damage resulting from delays in performance or from failure to perform or comply with the terms of this Agreement due to any causes beyond its reasonable control, which causes include but are not limited to acts of God or the public enemy; riots and insurrections, war, accidents, fire, strikes and other labor difficulties (whether or not the party is in a position to concede to such demands), embargoes, judicial action, lack of or inability to obtain export permits or approvals, necessary labor, materials, energy, utilities, components or machinery, acts of civil or military authorities.

(g) Waiver. The failure of a party to claim a breach of any term of this Agreement shall not constitute a waiver of such breach or the right of such party to enforce any subsequent breach of such term.

(h) Assignment. Neither the Customer nor Entrust shall assign this Agreement, any interest herein or any rights hereunder without the prior written consent of the other party, except that Entrust may assign this Agreement to any party which acquires all or substantially all of its related business by merger, sale of stock or assets, or otherwise or to an Affiliate of Entrust. Entrust may assign to a financial institution any of its rights under this Agreement, however, such assignment shall not affect Entrust’s obligations to Customer under this Agreement.

(i) Severability. In the event that any provision of this Agreement is found to be invalid, void or unenforceable, the parties agree that unless such provision materially affects the intent and purpose of this Agreement, such invalidity, voidability or unenforceability shall not affect the validity of this Agreement nor the remaining provisions herein.

(j) Governing Law: This Agreement shall be governed by the laws of Hong Kong. The application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement is expressly excluded. Place of Jurisdiction shall be Hong Kong.

(k) Entire Agreement. The Recitals to this Agreement form part of and shall be incorporated into this Agreement. Furthermore, this Agreement and the schedules hereto constitute the entire agreement between the parties on the subject matter hereof and supersede all prior agreements, statements, representations, communications and understandings of any nature whatsoever, oral or written including any shrink wrap license included with the Software. Each party agrees that it has not been induced in any way to enter into this Agreement. Any purchase orders issued by the Customer to Entrust in relation to the Software during the term of the Agreement shall be deemed to be delivered pursuant to the terms and conditions of this Agreement. Any such purchase orders shall be in writing and shall identify the Software being ordered, the quantity of User Identities or Certificate Licenses or additional Licensing Strings required (where applicable) and the shipping and invoicing locations. All other terms and conditions on such purchase orders shall be of no contractual effect between the parties. This Agreement may not be modified or waived orally and may be modified only in writing signed by duly authorized representatives of each party. Nothing in this clause limits or excludes any liability for fraud.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the Effective Date.

ENTRUST LIMITED		AEROSTRONG

Sign:	/s/ F. William Conner	Sign:	/s/ Zhao Dong

Print:	F. William Conner	Print:	Zhao Dong

Title:	Chairman & CEO	Title:	President

Date:	6-23-04	Date:	2004/6/22